October 17, 2006

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Christine Adams - Staff Accountant
Carlos Pacho - Senior Assistant Chief Accountant
Larry Spirgel - Assistant Director

Re:	ROO Group, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006

Form 10-Q for the Fiscal Quarter Ended March 31, 2006
File No. 0-25659

Ladies and Gentlemen:

We are counsel to ROO Group, Inc. (the “Company”). On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to timely respond to the comments of the Commission on the above referenced filing. We are hereby requesting an extension of the date to respond until, on or before October 27, 2006.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Marcelle S. Balcombe

Marcelle S. Balcombe